

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 25, 2017

<u>Via E-mail</u>
Mr. Hongming Dong
Chief Financial Officer
Delta Technology Holdings Limited
16 Kaifa Avenue
Danyang, Jiangsu, China 212300

> **Re: Delta Technology Holdings Limited**
> **Form 20-F for the Year Ended June 30, 2016**
> **Filed November 15, 2016**
> **Responses dated August 8, 2017**
> **File No. 1-35755**

Dear Mr. Dong:

We have reviewed your response letter dated August 8, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended June 30, 2016</u>

<u>Trade and Other Receivables, page F-3</u>

1. We note your response to comments 1 and 6 of our letter dated June 19, 2017. We remind you that ASC 310-10-35-4(c) states that "the approach for determination of the allowance shall be well documented and applied consistently from period to period." Your June 30, 2016 trade receivables balance increased despite a 74% decrease in sales, causing the ratio of trade receivables to annual revenue to go from 28% at June 30, 2015 to 108% at June 30, 2016 and December 31, 2016 based on annualized revenue for the 6 months ended December 31, 2016. Further, your past due over 6 months receivables increased 570% in

fiscal year 2016, whereas the allowance for doubtful accounts only increased by 211%. This past due over 6 months decreased slightly by 1.5% from June 30, 2016 to December 31, 2016 while the allowance for doubtful accounts increased by 21%, though this allowance still only represented approximately 11% of total receivables past due over 6 months at December 31, 2016. In light of these considerations, your response did not appear to address why a proportionate increase in your allowance was not required at June 30, 2016 and December 31, 2016 thus complying with the guidance that the approach for determining your allowance shall be applied consistently from period to period. Your response to comment 6 of our letter dated June 19, 2017 also did not address what consideration was given to your historical experience in collecting delinquent accounts in determining your allowance. Please provide a comprehensive explanation of the methodology you use to determine your allowance from period to period and correspondingly demonstrate to us how this methodology was applied consistently from period to period.

2. We note your response to comments 2 and 8 of our letter dated June 19, 2017. In regard to Customer A, it remains unclear how you determined that collection of the trade and other receivable amounts is probable given that it appears the customer was unable to pay based on the original payment terms, which resulted in an addendum to credit terms allowing repayment over a 40+ year period. Please advise. Please specifically address why you were not able to collect the amounts owed under the original terms, why you needed to offer such significant extended payment terms, and what reliable, objective evidence you have of your customer's financial condition and ability to pay.

3. We note your response to comment 3 of our letter dated June 19, 2017. In regard to Customer B, it remains unclear how you determined that collection of the other receivable amount is probable given that it appears the customer was unable to pay based on the original payment terms which resulted in an addendum to credit terms allowing repayment allowing repayment over a nine year period. In addition, your response dated May 18, 2017 indicated that you have only collected .3 million USD, which appears to be considerably less than what would be required pursuant to the addendum. Please advise. Please specifically address why you were not able to collect the amounts owed under the original and amended terms, why you needed to offer such significant extended payment terms, and what reliable, objective evidence you have of your customer's financial condition and ability to pay. Please also address the availability of current and objective fair value data regarding the property which you indicate serves as collateral underlying the receivable. Refer to ASC 310-10-35-23.

4. In regard to Customer C, it remains unclear how you determined that collection of the other receivable amount is probable given that you have collected no amounts since June 30, 2016 based on your response letter dated May 18, 2017. Please address what reliable, objective evidence you have of your customer's financial condition and ability to pay. Your response to comment 8 of our letter dated June 19, 2017 indicates that based on your credit check of Customer C, you had no concerns over their payment ability. Please tell us what specific steps were taken as part of this credit check.

5. In regard to Customer E, it remains unclear how you determined that collection of the trade receivable amount is probable given that it appears the customer was unable to pay based on the original payment terms which resulted in an addendum to credit terms allowing

repayment over a 18 year period. In addition, your response dated May 18, 2017 indicates that you have only collected .075 million USD, which appears to be considerably less than would be required pursuant to the addendum. Please advise. Please specifically address why you were not able to collect the amounts owed under the original and amended terms, why you needed to offer such significant extended payment terms, and what reliable, objective evidence you have of your customer's financial condition and ability to pay. We also note that you recorded a $3.3 million USD allowance compared to the $22.3 million USD trade receivable balance as of June 30, 2016. Please tell us how you determined the appropriate allowance amount to record related to this customer.

6. We note your response to comment 4 of our letter dated June 19, 2017. Pursuant to ASC 310-10-35-16, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Your responses to our comments have not demonstrated why it is probable that you will collect all amounts due according to the addendums to credit terms. In this regard, we remind you of the guidance in ASC 310-10-35-22 that indicates that impaired loans should be measured at net present value. Please provide your present value calculations and the basis for your material assumptions and estimates.

7. We note your response to comment 5 of our letter dated June 19, 2017. ASC 855-10-25-1 states that an entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. In this regard, please advise what consideration you gave to the addendums to credit terms entered into in October 2016 which was prior to the November 2016 report issuance date in determining the appropriate classification of these receivable amounts as current and long-term receivables. Refer to ASC 210-10-45. In addition, your response did not address what consideration was given to actual collections through the report issuance date when evaluating the potential impairment of your receivable amounts.

8. We note your response to comment 11 of our letter dated June 19, 2017. Please disclose the nature and terms of the receivables included in other receivables, including why you entered into the underlying transaction as well as the repayment terms. For example, you note that the business purpose of loaning Customer B $10.9 million USD was to maximize collection. It is unclear why you would enter into a transaction to provide a loan to your customer to maximize collection from that customer. In addition, our understanding is that Customer B only has an other receivable of $10.9 million so it is not clear what collection you are referring to that you would like to maximize. In this regard, please provide us with a breakdown of other receivables as of June 30, 2016 by significant customer which provides a more detailed explanation of the nature of the receivable, the repayment terms, and any subsequent payments received.

9. We note that you have multiple customers with extended payment terms pursuant to the addendums to credit terms entered into in October 2016, including some addendums with

repayment periods as long as 40+ years. Please tell us what consideration you gave to footnote 5 of SAB Topic 13.A.1. in determining that these sales arrangements have fixed and determinable sales prices and correspondingly the timing of your revenue recognition is appropriate.

<u>Statements of Cash Flows, page F-6</u>

10. We note your response to comment 12 of our letter dated June 19, 2017. We remind you that ASC 230-10-45-12 and 45-13 indicates that transactions related to loans should be classified as investing activities without specifying that the loans need to generate interest income. In this regard, please tell us why these transactions are not classified as investing activities in your Statements of Cash Flows pursuant to ASC 230-10-20. Further, please quantify the account balances that are owed by customers, suppliers, employees, or affiliates thereof.

<u>General</u>

11. We note your response to comment 14 of our letter dated June 19, 2017. You noted that $16.46 million USD of the $24.47 million USD revenue recorded for the quarter ended December 31, 2016 has been collected. Please tell us the collection status of the remaining amounts, including the payment terms and whether you have entered into any amended payment agreements.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction